INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Enterra Energy Trust on Form F-3 of our report dated March 5, 2004, appearing in the Annual Report on Form 20-F of Enterra Energy Trust for the year ended December 31, 2003.

We also consent to the incorporation by reference in this Registration Statement of Enterra Energy Trust on Form F-3 of our report dated April 8, 2004 relating of the statement of revenue and operating expenses of the East Central Alberta Properties, appearing in the Report of Foreign Issuer on Form 6-K of Enterra Energy Trust and to the references to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chartered Accountants

Calgary, Canada

May 7, 2004